EXHIBIT 2

EASTBOURNE CAPITAL MANAGEMENT NOMINATES FIVE DIRECTORS FOR AMYLIN PHARMACEUTICALS BOARD

San Rafael, California – February 2, 2009 – Eastbourne Capital Management, L.L.C. (“Eastbourne”) today announced that on January 30, it notified Amylin Pharmaceuticals, Inc. (“Amylin”) (NASDAQ: AMLN) of its intention to nominate a minority slate of five highly qualified individuals for election to the 12 member Board of Directors at the Company’s 2009 Annual Meeting of Shareholders. The nominees are Dr. Kathleen Behrens, Marina Bozilenko, Charles Fleischman, William Nuerge and Jay Sherwood. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares.

Eastbourne also sent a letter to the Amylin Board stating that while it has not lost faith in the potential of Amylin’s pipeline and products, it has lost confidence in the ability of Amylin’s current Board and management team to execute an operational strategy that is in the best interest of shareholders. The letter also notes that Eastbourne is aware of Icahn Capital LP’s nomination of a slate of five directors, but does not believe that these separate efforts to bring change to Amylin are in competition with each other. In the letter, Eastbourne strongly recommends Amylin’s Corporate Governance Committee consider all the director nominees proposed by both Eastbourne and Icahn Capital and promptly recommend a slate of Directors for election at the Annual Meeting of Shareholders that would significantly change the current composition of Amylin’s Board.

Rick Barry, Eastbourne Founder and Portfolio Manager, commented, “We have been a long-term shareholder in Amylin based on our belief that the Company has unmatched potential, but we believe that this potential has been squandered and has resulted in a significant loss of shareholder value. It is clear that we are not alone in our belief that significant change at the Board level is required to ensure that the proper steps are taken to maximize the commercial value of Amylin’s assets.”

Added Barry, “Amylin is at a critical juncture and if the Board does not take action, shareholders will be left to bear unacceptable risks. Should the Board fail to seek positive change on its own, we are committed to pursuing the election of our five highly qualified director nominees who will focus on maximizing value for all Amylin shareholders.”

Eastbourne’s five director nominees are:

M. Kathleen Behrens

M. Kathleen Behrens, Ph.D. (age 56) established a career in the financial services industry from 1983-1996 with Robertson Stephens & Co., where she became a general partner and managing director working as a securities analyst and venture investor focusing on life sciences investments. Dr. Behrens was also a managing director of RS Investments from 1996 to 2004 and since 2004 has served as a consultant to the firm, responsible for managing venture capital funds. Dr. Behrens is presently an advisor to PHYSIC Ventures, LLC, where she has acted since 2008. From 1999 until its acquisition by Amgen in 2006 Dr. Behrens was a Director of Abgenix, Inc. where she was also a Member of the Audit Committee from 2001 until 2006 and later Chair, as well as a Member of the Governance Committee. Dr. Behrens has also held board seats with Protein Design Labs, Inc., Cell Genesys, Inc., InSite Vision, Inc. and COR Therapeutics, Inc. Dr. Behrens served as a member of the President’s Council of Advisors on Science and Technology (PCAST) from 2001-2009, where she was Chair of PCAST’s Subcommittee on Personalized Medicine. She was a director of the National Venture Capital Association from 1993 to 2000, also serving as President, Chair and Past Chair. Dr. Behrens was a director of the Board on Science, Technology and Economic Policy for the National Research Council from 1997 to 2005 and was a member of the Institute of Medicine Committee on New Approaches to Early Detection and Diagnosis of Breast Cancer. She has been a Member of the J. David Gladstone Institute’s Advisory Council since 2003. Dr. Behrens holds a Ph.D. in Microbiology from the University of California, Davis, where she performed genetic research for six years.

Marina S. Bozilenko

Marina Bozilenko (age 43) has over twenty years of investment banking and other related experience in the healthcare industry. Since August 2008 she has been a Principal at Kidd & Company, LLC, a Greenwich, Connecticut-based private equity firm, where she focuses on healthcare private equity investments. Prior to that, from April 2003 through January 2008, Ms. Bozilenko was a Senior Managing Director in the healthcare investment banking group of Bear, Stearns & Co. Inc. where she was responsible for the firm’s biotechnology efforts. From March 2000 to April 2003, Ms. Bozilenko was a Managing Director in the healthcare investment banking group of Banc of America Securities, Inc. Ms. Bozilenko also held multiple positions, including Managing Director and Partner, at Vector Securities International, Inc., a healthcare-focused investment bank, from March 1988 to July 1999, and its successor Prudential Vector Healthcare Group, until March 2000. Ms. Bozilenko obtained her B.A. in Molecular Biology and Biochemistry and her M.A. in Social Sciences from the University of Chicago.

Charles M. Fleischman

Charles M. Fleischman (age 50) held multiple positions at Digene Corporation from 1990 to 2006, including President, Chief Financial Officer, Chief Operating Officer, and Director. Digene, acquired by Qiagen N.V. in 2007 for $1.6 billion, was a biotechnology medical device company that developed, manufactured and commercialized molecular diagnostic tests for human infectious diseases and cancers. During his tenure at Digene, Mr. Fleischman was responsible for all aspects of creating, building and managing growth including developing commercialization strategies in the U.S. and abroad, raising private capital pre-IPO, executing the company’s IPO and subsequent offerings, and managing manufacturing, operations, finance, regulatory affairs and quality systems. Prior to Digene, from 1987 to 1990, Mr. Fleischman was an Associate Director at investment firm Furman Selz LLC (now part of ING Group) focused on public and private company equity and debt financings, and mergers and acquisitions advisory work. Prior thereto, he co-founded ICAP, now the world’s premier voice and electronic interdealer broker. Mr. Fleischman is currently a Director of Dako A/S, a global leader in tissue-based cancer diagnostics. He is also a member of the National Advisory Council, Johns Hopkins

University School of Education, and a Director of the Institute for Health Technology Studies (InHealth). Mr. Fleischman graduated from Harvard College and obtained his MBA from The Wharton School, University of Pennsylvania.

William A. Nuerge

William A. Nuerge (age 56) is a Managing Partner of Fortress Pharms Advisors, LLC, a consulting company to the pharmaceutical industry. Prior to that, from March 2004 to April 2007, Mr. Nuerge served in a variety of roles at Xanodyne Pharmaceuticals, a private healthcare company focused on women’s healthcare and pain management. From March 2004 to November 2004, Mr. Nuerge served Xanodyne Pharmaceuticals as a consultant and in November 2004, Mr. Nuerge accepted the position of President and Chief Executive Officer. He served as President, Chief Executive and Director of Xanodyne Pharmaceuticals until mid April 2007. Before Xanodyne, Mr. Nuerge served at Chief Executive Officer of Shire US from October 1998 to January 2004. Prior to Shire US, Mr. Nuerge was the Chief Operating Officer of Richwood Pharmaceuticals Company from September 1994 until Richwood's merger with Shire Pharmaceuticals in 1997. The combined Company subsequently became Shire US and Mr. Nuerge was promoted to Chief Executive Officer Of Shire US in 1998. From March 1978 to September 1994, Mr. Nuerge served in various positions of increasing responsibilities culminating with the positions of General Manager and Vice President of Operations of Alcon/Lafayette Pharmaceuticals/EZEM, a gastrointestinal diagnostic company. Mr. Nuerge is a Board member of Supernus Pharmaceuticals, a private central nervous system-focused pharmaceutical company and sits on the Board of ROI2, a private pharmaceutical marketing data management and analytics company. Mr. Nuerge obtained his Bachelor of Science degree from Purdue University and earned his MBA in 1990 from Indiana Wesleyan University.

Jay Sherwood

Jay Sherwood (age 39) is a Managing Director of Eastbourne, a position he has held since 2005. From 1995 to 2005, Mr. Sherwood was a Managing Director at Robertson Stephens Investment Management and subsequently RS Investments, where he was a securities analyst and co-portfolio manager of two mutual funds. From 1993 through 1995, Mr. Sherwood was a staff accountant and senior auditor for Deloitte and Touche and during that time also obtained his CPA. Mr. Sherwood obtained his B.A. in Economics and Business from The University of California, Los Angeles.

The full text of the letter follows:

February 1, 2009

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

To the Members of the Board:

Eastbourne Capital Management, L.L.C. has been a major shareholder of Amylin Pharmaceuticals, Inc. for nearly four years and currently holds 17,200,000 shares, or approximately 12.5% of the total outstanding shares. Since Amylin announced that Byetta was approved on April 29, 2005, the price of Amylin’s shares has declined 32% while the Amex Biotechnology Index has increased 25% during the same period. Furthermore, Amylin has lost nearly 80% of its market value since it hit its all-time high stock price on October 5, 2007. Despite this dramatic decline in share price and the Company’s history of disappointing results, we have continued to invest in Amylin because we believe the Company’s products have unmatched potential to deliver significant shareholder value if managed properly. While we have not lost faith in the potential of Amylin’s products and pipeline, we have lost confidence in Amylin’s leadership to take this rich product portfolio and execute an operational strategy that is in the best interest of the shareholders.

We have communicated to you and management our belief that the Board of Directors needs to be significantly strengthened to ensure that the proper steps are taken to realize the full commercial value of Amylin’s assets. We are sorely disappointed with the Board’s response to our concerns.

We recently learned from public filings that Icahn Capital LP nominated a slate of five Directors for election at the next annual meeting. We are not surprised that another large shareholder appears to share our dissatisfaction with the current direction of the Company and is seeking change at the Board level.

The Bylaws of Amylin required us to make our own determination as to whether we would pursue a change to the Board through nominating a slate of Directors by January 30, 2009 or lose the chance to do so for another year. In response to Icahn Capital’s announcement, Amylin disclosed last week that the Corporate Governance Committee is in the process of recommending a slate of Directors for election at the next Annual Meeting. While we would have preferred to wait to decide on a course of action until we knew the composition of the slate to be proposed by the Amylin Board, the deadline in the Bylaws did not give us an opportunity to do so. As a result, last Friday we submitted notification of our intent to nominate a slate of five highly qualified individuals.

Taking into account the independent actions by two of your largest shareholders, it should be exceedingly clear to the Board that change is required, that it is in the best interest of all shareholders and that it can be readily achieved. We strongly believe that all the nominees proposed by Eastbourne and Icahn Capital should be included in the Corporate Governance Committee’s selection process. Our intention is not to compete with Icahn Capital’s slate of Directors, but to present the Board with an additional slate of five highly qualified individuals. Under Amylin’s agreements with its bondholders, only the Board can change a majority of the Directors without adverse consequences to the Company and we believe the Board should seriously consider doing so. We urge the Board to use this opportunity to assemble a slate of Directors that includes a significant number of Eastbourne and Icahn nominees so they can take Amylin in a positive new direction. We believe this is an essential step that will benefit all shareholders. If the Board fails to take advantage of this opportunity, we are determined to take our case directly to Amylin shareholders and pursue the election of our five highly qualified Director nominees.

Sincerely,

/s/

Richard J. Barry

Founder & Portfolio Manager

Eastbourne Capital Management, L.L.C.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY EASTBOURNE CAPITAL MANAGEMENT, L.L.C., BLACK BEAR FUND I, L.P., BLACK BEAR FUND II, L.L.C., BLACK BEAR OFFSHORE MASTER FUND, L.P., RICHARD J. BARRY, JAY SHERWOOD, M. KATHLEEN BEHRENS, MARINA S. BOZILENKO, CHARLES M. FLEISCHMAN AND WILLIAM A. NUERGE FROM THE SHAREHOLDERS OF AMYLIN PHARMACEUTICALS FOR USE AT THE 2009 ANNUAL MEETING OF SHAREHOLDERS OF AMYLIN PHARMACEUTICALS WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH MATERIALS WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING MACKENZIE PARTNERS, INC. BY TELEPHONE COLLECT AT (212) 929-5500, TOLL-FREE AT 1-800-322-2885 OR BY E-MAIL AT PROXY@MACKENZIEPARTNERS.COM. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED ON THE DATE HEREOF AND AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

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Contacts:

Media:

Sard Verbinnen & Co.

Dan Gagnier, 212-687-8080

Diane Henry, 415-618-8750

Shareholders:

MacKenzie Partners, Inc.

Larry Dennedy, 212-929-5500

Charlie Koons, 212-929-5500